Exhibit 99.3

CEO’s Statement

Dear Shareholders,

It is my privilege to present our annual financials as a Nasdaq-listed company, following our successful listing on 1 October 2024. The past year has been a transformational one for HomesToLife, as we made significant strides in strengthening our market position and expanding our global footprint.

We started 2025 with a bumper first quarter, achieving a 405% year-on-year increase in 1Q2025 revenue. This strong performance was driven by the successful ramp-up of HTL Far East, our B2B distribution business across Asia-Pacific, and we expect it will be further reinforced by our acquisition of HTL Marketing in May 2025. HTL Marketing is a B2B procurer and supplier of premium upholstered sofas and leather materials with an established international presence.

These strategic acquisitions from our holding company position to scale beyond Singapore and grow as a truly global player, with sales spanning Asia-Pacific, Europe and North America.

HomesToLife is a global furniture group, spanning consumer retail, B2B distribution and international sourcing. We own full distribution rights of all products we sell and manage an agile sourcing and procurement network across China, Vietnam and India. We supply products to over 5,000 points of sale across Asia-Pacific, Europe and North America including both HomesToLife-branded stores and third-party retail locations that carry our offerings.

Our asset-light model and resilient supply chain enable us to deliver cost efficiency, maintain consistent quality, and accelerate design-to-market cycles as we scale our global presence.

As we look ahead, we remain committed to disciplined expansion, operational excellence, and building long-term value for our shareholders. We will also look to support this growth with sustainable returns as our momentum continues.

On behalf of the Board and management team, I thank you for your trust and support as we continue on this exciting journey.

Yours sincerely,

Phua Mei Ming

Chief Executive Officer

HomesToLife Ltd